Epibone, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Epibone, Inc. Management

We have reviewed the accompanying financial statements of Epibone, Inc (the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

September 23, 2026

EPIBONE INC
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	3,874,484	1,282,564
Prepaid Expenses		42,249	37,657
Total Current Assets		3,916,733	1,320,222
Non-Current Assets:			
Fixed Assets - net		16,569	91,221
ROU Asset		127,117	-
Restricted Certificate of Deposit		-	-
Other Assets		14,937	14,937
Total Non-Current Assets		158,622	106,158
TOTAL ASSETS	$	4,075,356	1,426,379
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable		167,399	249,411
Accrued Expenses		54,167	29,167
Convertible Notes (Current)		1,999,990	-
Accrued Interest - Convertible Notes		161,425	-
Short Term Lease Liability		94,197	-
Total Current Liabilities		2,477,177	278,577
Non-Current Liabilities:			
Long Term Lease Liability		33,081	-
SAFE Agreements		214,882	-
Convertible Notes		-	1,999,990
Total Non-Current Liabilities		247,963	1,999,990
TOTAL LIABILITIES	$	2,725,140	2,278,568
EQUITY			
Common Stock	$	2,808	1
Preferred Stock		63,670	2,404
APIC		53,335,653	49,215,870
Accumulated Deficit		(52,051,916)	(50,070,463)
TOTAL EQUITY	$	1,350,215	(852,188)
TOTAL LIABILITIES AND EQUITY	$	4,075,356	1,426,379

See Accompanying Notes to these Unaudited Financial Statements

EPIBONE INC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	479,453	29,949
Gross Profit	$	479,453	29,949
Operating Expenses			
Compensation & Benefit Expense	$	1,156,790	1,728,585
General & Administrative		452,681	894,160
Legal & Professional Expense		567,972	748,945
Research & Development		189,625	325,980
Operating Lease Expense		-	-
Depreciation Expense		91,446	217,249
Advertising & Marketing		1,769	40,500
Total Operating Expenses		**2,460,283**	**3,955,419**
Total Loss from Operations	$	**(1,980,830)**	**(3,925,470)**
Other Income (Expense)			
Other Miscellaneous Income	$	140,455	161,512
Interest Expense		(139,740)	(32,307)
Loss On Disposal		-	(193,304)
Loss on Lease Termination		-	(1,419,473)
Other Miscellaneous Expense		(1,338)	(32,665)
Total Other Income (Expense)		**(623)**	**(1,516,236)**
Net Income (Loss)	$	**(1,981,452)**	**(5,441,706)**

See Accompanying Notes to these Unaudited Financial Statements

EPIBONE INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholders' Equity
Beginning balance at 1/1/24		-	-	-	49,136,174	(45,400,606)	3,735,568
Issuance of Common Stock	600	1	-	-	-	-	1
Issuance of Series Seed Preferred Stock	-	-	354,508	354.5080	-	-	355
Issuance of Series A Preferred Stock	-	-	339,328	339	-	-	339
Issuance of Series Seed 1 Preferred Stock	-	-	1,329,401	1,329	-	-	1,329
Issuance of Series Seed 2 Preferred Stock	-	-	380,497	380	-	-	380
Additional Paid-in Capital	-	-	-	-	79,697	-	79,697
Prior Period Adjustment	-	-	-	-	-	771,849	771,849
Net income (loss)	-	-	-	-	-	(5,441,706)	(5,441,706)
Ending balance at 12/31/24	600	1	2,403,734	2,404	49,215,870	(50,070,463)	(852,188)
Issuance of Common Stock	2,806,886	2,807	-	-	-	-	2,807
Issuance of Series Seed Preferred Stock	-	-	10,051,860	10,052	-	-	10,052
Issuance of Series A Preferred Stock	-	-	23,543,831	23,544	-	-	23,544
Issuance of Series A Bonus Preferred Stock	-	-	8,711,454	8,711	-	-	8,711
Issuance of Series A-1 Preferred Stock	-	-	4,683,666	4,684	-	-	4,684
Issuance of Series Seed 1 Preferred Stock	-	-	9,086,327	9,086	-	-	9,086
Issuance of Series Seed 2 Preferred Stock	-	-	5,188,710	5,189	-	-	5,189
Additional Paid-in Capital	-	-	-	-	4,119,783	-	4,119,783
Prior Period Adjustments	-	-	-	-	-	(0)	(0)
Net income (loss)	-	-	-	-	-	(1,981,452)	(1,981,452)
Ending balance at 12/31/25	2,807,486	2,808	63,669,582	63,670	53,335,653	(52,051,916)	1,350,215

See Accompanying Notes to these Unaudited Financial Statements

EPIBONE INC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(1,981,452)	(5,441,706)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustments		-	771,849
Non-Cash Adjustment due to Lease Termination		-	1,619,594
Depreciation Expense		91,446	217,249
Prepaid Expenses		(4,592)	58,973
ROU Asset		(127,117)	13,258,516
Other Assets		-	(14,937)
Accounts Payable		(82,012)	(131,036)
Accrued Expenses		25,000	(301,419)
Accrued Interest - Convertible Notes		161,425	
Lease Liabilities		127,278	(14,245,431)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		191,428	1,233,359
Net Cash used in Operating Activities	$	(1,790,024)	(4,208,347)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(16,794)	158,709
Net Cash provided by (used in) Investing Activities	$	(16,794)	158,709
FINANCING ACTIVITIES			
Issuance of Convertible Notes	$	-	1,999,990
Issuance of SAFE Agreement		214,882	-
Issuance of Common Stock		2,807	1
Issuance of Preferred Stock		61,267	2,404
Additional Paid-in Capital		4,119,783	79,697
Net Cash provided by Financing Activities	$	4,398,738	2,082,092
Cash at the beginning of period		1,282,564	3,250,111
Net Cash increase (decrease) for period	$	2,591,920	(1,967,547)
Cash at end of period	$	3,874,484	1,282,564

Supplemental Disclosures of Cash Flow Information:	2025	2024
Cash paid during the year for:		
Interest	-	$32,307
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

In 2024, derecognition of $12,533,976 in Right-of-Use (ROU) assets and $13,953,449 in lease liabilities resulting from early lease terminations.

In 2025, ROU assets obtained in exchange for new operating lease liabilities of $134,456

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

EpiBone, Inc. (the "Company") was incorporated in Delaware on July 17, 2013. The Company is a clinical-stage biotechnology company that specializes in growing personalized, living, and precise bone and cartilage grafts using adult stem cells and 3D design technology. The Company plans to earn revenue by cultivating personalized tissues that promote biological and mechanical regeneration to address skeletal and joint defects caused by traumatic injuries, osteoarthritis, or congenital abnormalities. The Company's commercialization strategy focuses on early clinical deployment, medical tourism, U.S. military development contracts, and commercial launch under physician-directed "Right to Try" pathways (beginning with Florida's stem cell authorization law). The Company's headquarters is in New York, New York, and its customers will be located primarily in the United States and internationally.

In 2026, the Company is conducting a Regulation Crowdfunding (Reg CF) campaign to raise capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is a clinical-stage biotechnology company that utilizes proprietary adult stem cell protocols, 3D design software, and bioreactor technology to grow personalized, living bone and cartilage grafts. The Company's products are designed to repair skeletal and joint defects caused by traumatic injuries, osteoarthritis, or congenital anomalies. To date, the Company has not generated significant commercial product revenue and is considered to be in the pre-revenue stage of development. The Company's activities since inception have consisted primarily of performing research and development, establishing clinical protocols, raising capital, and building its specialized manufacturing infrastructure.

The Company's future success is heavily dependent on the successful development, clinical testing, and regulatory approval of its tissue-engineered grafts. Gaining regulatory approvals from the U.S. Food and Drug Administration (FDA) and other international regulatory bodies is an extremely expensive, rigorous, and time-consuming process with a highly uncertain outcome.

To de-risk the FDA clinical pathway and generate early-stage revenues, the Company plans to leverage alternative commercial pathways, including clinical deployment under physician-directed "Right to Try" legislation (such as Florida's SB 1768 stem cell authorization) and medical tourism. These alternative commercialization channels are subject to distinct, evolving state, local, and foreign statutory frameworks, and any adverse changes in these regulatory environments could materially and adversely affect the Company's business plan and financial prospects.

The Company's R&D, administrative, and clinical manufacturing processes are centralized in New York, New York. This concentration of operations makes the Company vulnerable to localized disruptions, including utility service failures, labor shortages, or defaults under its specialized facility leases. Furthermore, the cultivation of personalized living tissues requires highly specialized clinical personnel and specialized laboratory materials. The Company relies on a limited pool of qualified scientific professionals and specialized suppliers for clinical grade materials, and any disruptions in these supply chains or labor pools could severely impact operations.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve

months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Epibone Limited, an entity operating out of The United Arab Emirates. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2025 and 2024, the Company reported $0.00 in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0.00 for 2025 and 2024, respectively. Net assets of foreign operations were $67,926 and $0.00 at December 31, 2025 and 2024, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $5 in 2025, and are included in other expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,874,420 and $1,282,564 in cash as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Computer Equipment	3	112,907	112,907
Furniture & Fixtures	5	153,629	136,836
Lab Equipment	5	1,849,680	1,849,680
Leasehold Improvements	5	36,522	36,522
Less Accumulated Depreciation		(2,136,169)	(2,044,723)
Totals		**16,569**	**91,221**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

To fund its ongoing clinical trials, scale its proprietary bioreactor technologies, and prepare for future commercial deployment under pathways like Florida's stem cell authorization and medical tourism, the Company relies on a combination of strategic federal research contracts and institutional research grants. These non-dilutive funding sources represent the Company's primary operating revenue streams during its clinical-stage, pre-revenue development phase. The following disclosures outline the accounting policies, performance obligations, and recognition frameworks applied by the Company to its active contract and grant portfolios under ASC 606 and ASC 958-605

Government and Research Contract Revenue

The Company generates operating revenues primarily through research and development contracts with federal agencies, including the U.S. Department of Defense. The Company's payments under these contracts are typically billed and collected upon the achievement and clinical acceptance of specific scientific milestones or as allowable research costs are incurred and invoiced. The Company's primary performance obligations under these contracts are to perform specialized research, conduct clinical safety trials, and deliver functional prototype reports. Revenue is recognized either over time as the scientific research services are performed and the customer simultaneously receives and consumes the benefits, or at a point in time when a specific milestone deliverable is completed and formally accepted by the contracting agency.

Government and Research Grant Revenue

The Company also receives non-dilutive research and development funding in the form of government and institutional grants, including from the Advanced Regenerative Manufacturing Institute (ARMI) and academic sub-grants. Because the grantors do not receive a direct reciprocal benefit of equal value from the research, these grants are generally treated as conditional contributions rather than ASC 606 customer contracts. Under this policy, the Company recognizes grant revenue when the barriers or performance conditions in the grant agreement are met, which typically occurs as qualifying research and development expenses are incurred.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of occupancy costs (including lease, rent, and utility expenses), travel and entertainment, and other office-related operational costs.

Research and Development Expenses

Research and development expenses consist primarily of laboratory supplies and raw materials, contract research organization (CRO) services, other outsourced scientific services, regulatory and compliance costs, and R&D-specific professional and legal fees.

Legal and Professional Expenses

Legal and professional expenses consist primarily of corporate, transaction-related, and intellectual property legal fees, third-party accounting, auditing, and tax preparation fees, and strategic outside consultants and business advisory services.

Equity Based Compensation

The Company accounts for all share-based payment awards granted to employees and non-employees in accordance with ASC 718, *Compensation – Stock Compensation*. Share-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense ratably over the requisite service period (generally the vesting period).

For private companies, if it is not practicable to estimate the fair value of option awards because the historical volatility of the underlying stock cannot be reasonably estimated, the Company may elect to measure option awards at their intrinsic value at each reporting period through settlement. An option's intrinsic value is defined as the amount by which the fair value of the underlying common stock exceeds the exercise price. Because there is no active public market for the Company's common stock, management estimates the fair value of the underlying shares at each grant date. In determining this fair value, management considers recent sales of common stock to independent qualified investors, valuations obtained in connection with sales of preferred stock, and independent third-party appraisals. Significant management judgment is required to estimate the fair value of the Company's common stock. Actual results could differ materially from these estimates. For the periods presented, management concluded that the estimated fair value of the stock-based compensation expense was immaterial.

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2024	-	-
Granted	1,432,932	-
Vested	(1,079,801)	-
Forfeited/Cancelled/Expired	(20,491)	-
Nonvested shares, December 31, 2024	332,640	-
Granted	-	-
Vested	(81,288)	-
Forfeited	-	-
Nonvested shares, December 31, 2025	251,352	-

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	-	-
Granted	1,432,932	3.5
Exercised	(600)	3.5
Expired/cancelled	(20,491)	3.5
Total options outstanding, December 31, 2024	1,411,841	3.5
Granted	-	0.12
Exercised	-	0.12
Expired/cancelled	-	0.12
Total options outstanding, December 31, 2025	1,411,841	0.12

Warrants:

The Company evaluates stock warrants under ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815-40, *Contracts in Entity's Own Equity*, to determine their classification as either equity or liabilities. Because the warrants do not contain cash settlement provisions or down-round provisions, they are classified within equity. Share-based payment awards granted as compensation are measured under ASC 718. For the years ended December 31, 2025 and 2024, the recognized share-based compensation expense relating to these warrants was negligible.

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2024	-	-
Grants	7,195,350	0.01
Exercised	-	0.01
Canceled	-	0.01
Outstanding at December 31, 2024	7,195,350	0.01
Grants	-	0.01
Exercised	-	0.01
Canceled	-	0.01
Outstanding at December 31, 2025	7,195,350	0.01
Vested and expected to vest at December 31, 2025	7,195,350	0.01
Exercisable at December 31, 2025	7,195,350	0.01

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

As of December 31, 2025, the Company had federal and state net operating loss (NOL) carryforwards of approximately $35,922,165. Federal NOLs generated after December 31, 2017, carry forward indefinitely but are limited to 80% of taxable income in the year of utilization. The utilization of these net operating loss carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code, as well as similar state provisions.

The Company is subject to U.S. federal and state income taxes. As of December 31, 2025, no provision for income taxes was recorded, as the Company generated net operating losses and maintains a full valuation allowance

against its net deferred tax assets due to the uncertainty of future realization. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense, if applicable.

Management has evaluated the Company's tax positions in accordance with ASC 740 and concluded that there are no uncertain tax positions requiring accrual or disclosure in the financial statements as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Officer and Founder Compensation

The Company pays compensation to its key executive officers, who are also co-founders, shareholders, and directors of the Company.

For the fiscal year ended December 31, 2024, officer compensation totaled $666,031.00, comprising $344,031.00 to Chief Executive Officer Nina Tandon and $322,000.00 to Chief Scientific Officer Sarindr Bhumiratana.

For the fiscal year ended December 31, 2025, officer compensation totaled $774,500.00, comprising $415,000.00 to Nina Tandon and $359,500.00 to Sarindr Bhumiratana.

Consulting Agreements and Related-Party Option Grants

The Company receives strategy consulting and administrative advisory services from related parties under verbal or written service agreements:

- Noah Keating (CEO's Husband and Strategy Consultant): Noah Keating, the husband of the Chief Executive Officer, serves as the Director of Strategy and a consultant to the Company. On December 19, 2025, the Board of Directors approved the issuance of stock options to Noah Keating, resulting in an equity option ownership interest of 0.200% of the Company's option pool.
- Carla Nassy (Employee and Angel Investor): Carla Nassy, a current employee and angel investor of the Company, maintains a personal capital position with the Company. On December 19, 2025, the Board of Directors approved an option grant to Carla Nassy, increasing her option pool allocation from 0.066% to 0.300%.

Immediate Family Shareholdings

The Company has outstanding equity capital held directly by immediate family members of the Company's founders and executive officers:

- Sanjiv Tandon: Sanjiv Tandon, father of the Chief Executive Officer, is an active equity stakeholder.
- Visahka Bhumiratana: Visahka Bhumiratana, mother of the Chief Scientific Officer, is an active equity stakeholder.
- Warong Pongsapich: Warong Pongsapich, cousin of the Chief Scientific Officer, is an active equity stakeholder.

As of December 31, 2024, and December 31, 2025, there were no outstanding balances due to or due from these immediate family members on the balance sheet.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Leases

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

In March 2023, the Company entered into a commercial operating lease agreement with 95 Greene LLC for 28,089 rentable square feet of laboratory and executive office space located in Jersey City, New Jersey, with an initial term of 130 months expiring in December 2033.

Effective May 31, 2024, the Company executed an early termination of the lease agreement. In connection with the cancellation and exit:

- Derecognition of Lease Assets & Liabilities: The Company derecognized the full carrying balance of the operating lease right-of-use (ROU) asset and the corresponding operating lease liability as of September 30, 2024.
- Termination Loss & Cash Settlements: The Company recognized a net Loss on Early Lease Termination of $1,419,473 in the Statement of Operations for the year ended December 31, 2024.
- Disposal of Facility Assets: On September 30, 2024, the Company derecognized the remaining net book value of site assets and leasehold improvements at the premises, recognizing a Loss on Asset Disposal of $193,303.

In addition, on November 4, 2025, the Company entered into a facility license agreement with Maryland Avenue Holdings LLC for a 745-square-foot property located in Horsham, PA. The license has an initial term of 18 months, commencing on November 1, 2025.

Lease expense	Year Ending 2025-12
Operating lease expense	16,303
Total	16,303

Other Information	
Operating cash flows from operating leases	0
ROU assets obtained in exchange for new operating lease liabilities	134,456
Weighted-average remaining lease term in years for operating leases	1.33
Weighted-average discount rate for operating leases	4.10%

Maturity Analysis		Operating
	2026-12	97,334
	2027-12	33,251
	2028-12	0
	2029-12	0
	2030-12	0
Thereafter		0
Total undiscounted cash flows		130,584
Less: present value discount		-3,306
Total lease liabilities		127,278

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes is 6% simple interest per annum. The amounts are to be repaid at the demand of the holder on or after the maturity date of August 27, 2026. The notes are convertible into shares of the Company's Preferred Stock (specifically Shadow Preferred Stock) at a 20% discount (representing an 80% discount rate) during a qualified financing event of at least $10,000,000, or become immediately due and payable upon a change of control or Deemed Liquidation Event. The Company carries outstanding convertible notes of $1,999,990 as of December 31, 2025, with accrued interest of $161,424.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2025, and 2024, the Company entered into several SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Unlike standard SAFEs, these agreements do not carry valuation caps or discount rates; instead, they entitle the holders to convert their investments into the Company's equity (specifically Series A-1 Preferred Stock and Series A-Bonus Preferred Stock) at a fixed purchase price of $0.9154 per share upon the closing of a qualified equity financing. The total outstanding amount of SAFEs is $214,882 as of December 31, 2025.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	$1,999,990	6%	2026	$1,999,990	$0	$1,999,990	$161,425
SAFE Agreements	$214,882	N/A	During a Liquidity or Dissolution Event	$0	$214,882	$214,882	$0
Total	$2,214,872			1,999,990	214,882	2,214,872	161,425

Debt Principal Maturities 5 Years Subsequent to 2025

	Grand Total
2026	1,999,990
2027	-
2028	-
2029	-
2030 and Beyond	214,882
Totals	**2,214,872**

NOTE 6 – EQUITY

The Company has authorized 139,488,193 of common shares with a par value of $0.001 per share. 2,807,486 and 600 shares were issued and outstanding as of 2025 and December 31, 2024, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 82,941,747 shares of Preferred Stock, with a par value of $0.001 per share. Of these authorized shares, 63,669,582 and 2,403,734 shares were issued and outstanding as of December 31, 2025 and December 31, 2024, respectively. The table below shows each subclass of preferred stock:

Preferred Stock	**Amount Authorized**	**Amount Issued and Outstanding as of 12/31/2025**	**Amount Issued and Outstanding as of 12/31/2024**
Series Seed Preferred Stock	13,652,267	10,406,368	354,508
Series Seed 1 Preferred Stock	19,147,471	10,415,728	1,329,401
Series Seed 2 Preferred Stock	8,376,680	5,569,207	380,497
Series A Preferred Stock	28,355,922	23,883,159	339,328
Series A-1 Preferred Stock	4,697,953	4,683,666	0
Series A Bonus Preferred Stock	8,711,454	8,711,454	0
Total	**82,941,747**	**63,669,582**	**2,403,734**

Voting: Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such Preferred Stock could be converted. Except as otherwise provided by law or by the specific protective provisions of the Certificate of Incorporation, holders of Preferred Stock vote together with Common Stock as a single class on all matters. Fractional votes are not permitted; any fractional voting rights available on an as-converted basis (after aggregating all shares held by a single holder) are rounded down to the nearest whole number.

Dividends: The holders of Preferred Stock are entitled to receive non-cumulative dividends, on a pari passu basis, out of any assets legally available therefore, prior and in preference to any declaration or payment of dividends on the Common Stock. Dividends are payable when, as, and if declared by the Board of Directors, at the following rates per annum:

- Series Seed Preferred Stock: $0.07052 per share
- Series Seed-1 Preferred Stock: $0.06099 per share
- Series Seed-2 Preferred Stock: $0.06861 per share
- Series A Preferred Stock: $0.09154 per share
- Series A-1 Preferred Stock: $0.09154 per share
- Series A-Bonus Preferred Stock: $0.0001 per share

After payment of these preferential dividends, any additional dividends or distributions will be distributed among the holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming full conversion of all Preferred Stock into Common Stock). As of December 31, 2024, and December 31, 2025, no dividends had been declared.

Redemption: The Preferred Stock is not mandatorily redeemable.

Conversion: Each share of Preferred Stock is convertible at the option of the holder, at any time and without the payment of additional consideration, into fully paid and nonassessable shares of Common Stock. The initial conversion rate is 1-to-1, determined by dividing the Original Issue Price of each series by its Conversion Price. The initial Conversion Prices per share are as follows:

- Series Seed Preferred Stock: $0.7052
- Series Seed-1 Preferred Stock: $0.6099
- Series Seed-2 Preferred Stock: $0.6861
- Series A Preferred Stock: $0.9154
- Series A-1 Preferred Stock: $0.9154
- Series A-Bonus Preferred Stock: $0.001

The Conversion Prices are subject to adjustment from time to time for certain dilutive issuances (under a broad-based weighted-average anti-dilution formula), stock splits, combinations, subdivisions, stock dividends, or recapitalizations.
Each share of Preferred Stock automatically converts into Common Stock at the then-applicable Conversion Rate upon either:

- The closing of a Qualified Public Offering (IPO) on a firm commitment underwritten basis led by a nationally-recognized underwriter, resulting in net proceeds to the Corporation of at least $50,000,000 (net of underwriting discounts and commissions) and at a public offering price of not less than $2.7462 per share.

- The specified date or occurrence of an event designated by the vote or written consent of the Preferred Majority, provided that the automatic conversion of Series A Preferred Stock also requires the vote or written consent of the Senior Preferred Majority.

Liquidation Preference: In the event of any voluntary or involuntary liquidation, dissolution, winding up, or Deemed Liquidation Event of the Company, distributions are made in the following order of priority:

- First Tier (Senior Preferred Stock): Holders of Series A-1 and Series A-Bonus Preferred Stock are entitled to receive, on a pari passu basis, prior and in preference to any distributions to holders of Pull-Through Preferred Stock or Common Stock, an amount per share equal to $0.9154 (Series A-1 Original Issue Price) and $0.001 (Series A-Bonus Original Issue Price), respectively, plus any declared but unpaid dividends. If assets are insufficient to satisfy the full preference, the entire available assets of the Company are distributed ratably among the Senior Preferred holders in proportion to their full preferential entitlements.

- Second Tier (Pull-Through Preferred Stock): After payment in full of the Senior Preferred Liquidation Amount, holders of Pull-Through Preferred Stock (Series Seed, Seed-1, Seed-2, and Series A) are entitled to receive, on a pari passu basis, prior and in preference to any distributions to Common Stock, an amount per share equal to their respective preferential amounts (Series Seed: $0.7052; Series Seed-1: $0.6099; Series Seed-2: $0.6861; Series A: $0.9154 per share), plus any declared but unpaid dividends. If remaining assets are insufficient, they are distributed ratably among the Pull-Through Preferred holders in proportion to their full preferential entitlements.

- Third Tier (Common Stock): After payment of all Preferred Stock liquidation preferences, any remaining assets available for distribution are distributed pro rata among the holders of Common Stock.

Deemed Conversion: For purposes of determining liquidation distributions, each holder of Preferred Stock is deemed to have converted their shares into Common Stock immediately prior to the liquidation event if an actual conversion would yield an aggregate distribution greater than their liquidation preference amount.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 23, 2026, the date these financial statements were available to be issued.

Independent Common Stock Valuation (IRC Section 409A)

On January 9, 2026, the Company received an independent valuation analysis of its common stock prepared by Carta Valuations LLC. The analysis, which utilized an option pricing model (OPM) backsolve based on the Company's recent arm's-length Series A-1 recapitalization transaction, concluded that the fair market value of the Company's common stock on a non-marketable, minority basis was $0.12 per share as of the December 16, 2025 valuation date

Subsequent Capital Raising and Financing Activities

Private Placement Bridge Financing: The Company is actively pursuing a $5,000,000 private placement bridge round. The terms of this bridge round are to be determined, with proceeds intended to fund the commercial launch of the Company's cartilage products and serve as a financial bridge to a planned $30,000,000 Series B financing round or Initial Public Offering (IPO) scheduled within the next 12 months.